[Letterhead of Bromberg & Sunstein LLP]

thomas c carey
t 617 443 9292 x259
tcarey@bromsun.com

May 12, 2005

Via FedEx

Mr. Jeffrey Riedler
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0309

United States Securities and Exchange Commission
Washington, D.C. 20549

Re	Integrated Pharmaceuticals, Inc. Amendments to Form 10-SB/A, filed February 4, and February 7, 2005
Our File 2430/14
Your File 0-50960

Dear Mr. Riedler:

We have reviewed your letter dated March 7, 2005. Enclosed in response to your letter, please find Amendment No. 3 to the Form 10-SB of Integrated Pharmaceuticals, Inc.
We have the following responses to the points that it raises. In this letter, we restate your entire comment and then place our response immediately below; and explain the changes that we have made in response to your comment and identify the location of the change.

1.	Your financial statements are now stale. Please update your financial statement to include the statements as of and for the twelve month period ended December 31, 2004 in compliance with Item 310(g) of Regulation S-B.

The enclosed Amendment No. 3 to Form 10SB contains audited financial statements as of and for the 12-month period ended December 31 2004.

2.	Financial Statements - December 31, 2003

Balance Sheet, page F-4

Please revise your balance sheet to specifically caption to the “Long-term debt - current portion” as “Capital Lease payable - current portion” to be consistent with the caption in the long term section and the financial statements as of and for the period ended September 30, 2004.

Mr. Jeffrey Riedler
Division of Corporation Finance
May 12, 2005

The balance sheets at December 31, 2004 and 2003 have been modified to show that the “long-term debt - current portion” relates to the “Capital leases payable - current portion.” See page F-2 of Amendment No. 3 to Form 10SB.

Statements of Operations, page F-5

3.	It appears that you have increased the amount of occupancy expense by $24,126, as disclosed in Note 15. Please review your statement of operations for the period from February 1, 2003 (inception of development state) to December 31, 2003 to reflect a similar increase in occupancy expenses or advice us as to why a revision is unnecessary. If revisions are necessary, please make similar change to the statement of operations for the period February 1, 2003 (inception of development stage) to September 30, 2004 as presented in the interim financial statements. It also appears that the balance sheet, and statement of stockholders’ equity should be revised as well.

The corrections to “Occupancy expenses” have been made to the December 31, 2003 financial statements and incorporated into subsequent filings. See page F-3 of Amendment No. 3 to Form 10SB.

4.	It appears that the line item currently captioned as “Marketing” in the second amendment to your Form 10-SB should be appropriately captioned “Research and Development.” It also appears that the line item that was previously captioned as “Marketing” in the first amendment to your Form 10-SB has been deleted, causing your statement of operations to no longer foot appropriately. Please revise your Statements of Operations accordingly or revise us as to why a revision is unnecessary.

The Statement of Operations, specifically the “Marketing” and “Research and Development” captions, have been revised accordingly and the changes incorporated into subsequent filings. See page F-3 of Amendment No. 3 to Form 10SB.

Statements of Cash Flows, page F-7

5.	We note that you have increased the amount of “stock issued for prepaid rent and rent expense” by $24,126. Please revise your statement of cash flows for the period from February 1, 2003 (inception of development stage) to December 31, 2003 to reflect a similar increase or advise us as to why a revision is unnecessary. Please make similar change to the statement for the period from February 1, 2003 (inception of development stage) to September 30, 2004 and December 31, 2003 as presented in the interim financial statements.

Mr. Jeffrey Riedler
Division of Corporation Finance
May 12, 2005

The Statement of cash flows has been revised accordingly and the changes incorporated into subsequent filings. See page F-6 of Amendment No. 3 to Form 10SB.

6.	Please revise your caption “Stock issued for prepaid rent and rent expense” to exclude the reference to prepaid rent.

The caption, “Stock issue for prepaid rent and rent expense”, has been revised to exclude reference to prepaid rent. See page F-6 of Amendment No. 3 to Form 10SB.

Note 8 -Capital Stock

Common Stock, page F-16

7.	We reviewed your response to comment number 13. The transaction as presented in Appendix A does not appear to be accounted for as a recapitalization, which would appear appropriate based on the disclosures related to this transaction included within the document. Please note that a recapitalization includes a retroactive restatement of the historical equity section of the accounting acquirer to reflect the shares received in the merger. Please explain how the transaction as presented reflects this treatment or explain why it is appropriate to reflect this as a reverse merger instead of a recapitalization. Please provide a detailed description of management’s accounting guidance relied upon the reverse merger/acquisition (i.e. APB Opinion No. 16, Business Combinations). As Idaho state law does not promulgate generally accepted accounting principles, it is inappropriate to cite as guidance relied upon to account for the reverse merger/acquisition.

Please let us clarify the issues concerning capital stock in Note 7. We will try to broaden the discussion for which Schedule “A” was previously attached.

Advanced Process Technologies, the former operating entity, was an “S” Corporation until the exchange of stock with Bitterroot. Bitterroot was substantially nothing more than a public shell company with prior mineral exploration activities, carrying only limited assets and liabilities.

Mr. Jeffrey Riedler
Division of Corporation Finance
May 12, 2005

Advanced Process Technologies (APT) had an equity deficit at the closing of the “S” Corporation status of $1,175 and no available additional paid-in capital. The prior losses of the “S” Corporation had been deducted by its shareholders, thereby giving rise to a continuing corporation with no equity value being carried forward. To the extent that distributions to the prior “S” Corporation shareholders had contributed to the deficit, a receivable was booked for these distributions (which were to be returned) of $1,175. Recording this receivable resulted in a corporation in which the assets equaled the liabilities. The operating company’s equity was required to be restated for the original 24,000,000 shares exchanged into the new legal structure of the corporation, which had been Bitterroot. The par value of these common shares was $240,000. APT had no equity. Therefore, an offset was posted to the contra-equity account “discount on common stock” of $240,000, since the accounting acquirer (APT) could not recognize a step-up in basis of assets from the combination.

This initial capitalization was then subsequently modified by an agreed upon reverse-stock-split of 6 shares to 1 share. This split did not effect the original construction of the transaction which resulted in the $240,000 discount. The common stock’s total balance sheet value stated at par value within that reporting period changed from $290,799 to $72,587. This decrease was represented by the reverse stock-split and the issuance of some additional common shares during that period of time. The additional paid-in capital prior to adjustment for the stock split went from a deficit of $79,315 caused by the closing of Bitterroot’s accumulated deficit of $839,218 to the original carryover of Bitterroot’s additional paid-in capital of $759,903. The stock split reallocated $218,212 from common stock to additional paid-in capital. As a result of the stock split, the additional paid-in capital had a balance of $138,897 after these transactions.

The comment concerning Idaho law was only directed to the fact that stock issued at less than par which gave rise to a discount on common stock, was allowable, but creates a liability to the directors in certain circumstances until the discount can be closed to additional paid-in capital raised in subsequent transactions.

The accounting for recapitalizations and SFAS No. 141 is further limited in this transaction since the operating company is merging with a non-operating company to bring about a recapitalization of equity and to accede to the filing status of the non-operating company. The above discussion is in accordance with “Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance—March 31, 2001. Under the guidance about accounting rules in “Section I. F. Reverse Acquisitions—Accounting Issues” the Commission’s Staff gives guidance under APB 16 about the treatment of reverse acquisitions as capital transactions which only bring about a recapitalization of the operating entity. The transactions previously discussed are not those anticipated in the normal course of business combinations, but transactions concerning the financial structure of the continuing entity.

Mr. Jeffrey Riedler
Division of Corporation Finance
May 12, 2005

Financials Statements - September 30, 2003

Statement of Stockholders’ Equity (Deficit), page F-26

8.	Please update the caption “Stock issued at an average price of $1.00 per share in exchange for rent expenses” as a result of the restatement described in note 10.

The caption mentioned has been updated to reflect revised price per share.

Notes to the Financial Statements

Note 3 - Property and Equipment, page F-30

9.	As stipulated in your response to comment number 10, please revise to remove the reference to the cash payment received from the lessor as a tenant improvement lease concession within the gross and net presentation to the components of property and equipment. Additionally, please provide us an explanation as to why the respective amounts presented in the table of December 31, 2003 do not agree to the amounts presented in Note 4 Property and Equipment of the December 31, 2003 financial statements (pg. F-13).

The reference to the cash payment received from the lessor as tenant improvement has been removed and the respective amounts reported for property and equipment have been revised to agree. The information concerning property and equipment in Note 3 agrees to the financial statements.  The numbering of the notes has changed since the prior filing.

Please let me know if you have any further questions or comments concerning this filing.

Very truly yours,

/s/ Thomas C. Carey

Thomas C. Carey

TCC/jbr
cc: Dr. Chinmay Chatterjee
Mr. Zafar Hassan